July 13, 2011

Via Edgar

Ms. Kei Nakada
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Micromet, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 4, 2011 and amended April 15, 2011
File No. 000-50440

Dear Ms. Nakada:

Micromet, Inc. (the “Company”) hereby acknowledges that it has received comments from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated July 11, 2011 with respect to the above-referenced filing (the “Comments”).  The Company currently intends to respond to the Comments by August 8, 2011, after the preparation and filing of its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011.

Pursuant to the Staff’s letter, the Company further acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Micromet, Inc.

By:	/s/ Barclay Phillips
Barclay Phillips
Senior Vice President and Chief Financial Officer

cc:     Darren K. DeStefano, Esq.